SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch Trading, Ltd.
Equitable House
47 King William Street
London EC4R 9JD

This certificate is notice that Entergy-Koch Trading Ltd., a company formed pursuant to the laws of England and Wales ("EKTL") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Sterling and/or currency money market loans and/or Sterling and/or currency overdraft loans provided to EKTL under a short-term Facility Letter Agreement between EKTL and Barclays Bank PLC (the "Bank") entered into on December 1, 2003 (the "Credit Agreement").

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Ten Million British Pounds Sterling (10,000,000).
4.	Rate of interest per annum of each security: In respect to money market loans, the Bank's cost of funds plus 0.75% per annum; in respect to overdraft loans, the Bank's base rate plus 1.00% per annum.
5.

Date of issue, renewal or guaranty of each security:
Subject to the terms of the Credit Agreement, EKTL may request advances from time to time up to Ten Million British Pounds Sterling (net of cash on deposit at the Bank). As of the date of this Certificate, no amounts were outstanding under the Credit Agreement.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: All amounts outstanding under the Credit Agreement shall mature upon demand by the Bank and in any event are payable on July 29, 2004.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Barclays Bank PLC.
9.	Collateral given with each security, if any: Entergy-Koch, LP has provided a guaranty of EKTL's obligations under the Credit Facility.
10.	Consideration received for each security: The full principal amount of each money market loan or the full face amount of each overdraft loan.
11.	Application of proceeds of each security: To be used by EKTL for general business purposes.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH TRADING, LTD. By: /s/ David Sobotka David Sobotka Director

Date: January 9, 2004